C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

04 APR -5 AM 7:21

Ref : EC/FL/GS/CPP/046/04

04024047

BY AIRMAIL

19th March, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 4/5

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 19th March, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to the decrease in the share price of the Company
   Date : March 18, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard, Friday, March 19, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock code: 43)

ANNOUNCEMENT RELATING TO THE DECREASE IN THE SHARE PRICE OF THE COMPANY

The directors of C.P. Pokphand Co. Ltd. announce that they are not aware of any reason with respect to the decrease in the price of the shares of the Company on 18th March, 2004 save possibly for the negotiation mentioned below.

The directors (the "Directors") of C.P. Pokphand Co. Ltd. (the "Company") noted the decrease in the price of the shares of the Company on 18th March, 2004 and wish to state that, save possibly for the negotiation mentioned below, the Directors are not aware of any reason for such decrease.

The Company is currently in negotiation with certain parties with respect to certain possible disposals of foreign investment (the "Disposals"). The Disposals would, if proceeded with, constitute discloseable and connected transactions of the Company for the purposes of the Listing Rules. Details of the terms of the Disposals have not been finalized and no agreement has been entered into by the Company or any of its subsidiaries, and there is no assurance that the negotiations relating to the Disposals will be successfully concluded.

The Directors also confirm that, save as aforesaid, there are no negotiations or agreements relating to intended acquisitions or disposals which are discloseable under paragraph 3 of the Listing Agreement, neither are they aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

Made by the order of the board of Directors, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 18th March, 2004